FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2006

QUEBECOR MEDIA INC.

(Name of Registrant)

612, St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press Release
QUEBECOR MÉDIA INC.
Filed in this Form 6-K

Documents index

1.	Press Release dated February 16, 2006 (Quebecor inc.)

2.	Extract of the Consolidated Financial Statements of Quebecor inc. and Quebecor Media Inc. and its Subsidiaries for the period ended December 31, 2005;

3.	Supplementary Disclosure of Quebecor Media Inc. for the Quarter / 12-Month Period ended December 31, 2005.

QUEBECOR INC.

February 16, 2006

For immediate release

QUEBECOR INC. REPORTS 2005 RESULTS

2005 HIGHLIGHTS

➢	Quebecor Media Inc.’s revenues up $240.5 million, operating income up $36.4 million in 2005.

➢	Quebecor World Inc.’s revenues down US$56.2 million, operating income down US$129.8 million.

➢	Cable segment’s annual revenues break through the $1 billion mark for the first time.

➢

Videotron Ltd. customer growth in 2005: 163,000 customers for new cable telephone service, 135,400 more customers for cable Internet access (an annual growth record), 140,900 more customers for illico Digital TV (also a record), 53,500 more customers for all cable television services combined (best performance since 1999).

➢	January 2006 : Quebecor Media Notes refinanced on advantageous terms, reducing annual interest expense by approximately $80.0 million.

➢	Quebecor World launches retooling programs involving total investment of US$330.0 million in North America and approximately US$250.0 million in Europe.

Montréal, Québec -- The revenues of Quebecor Inc. for the 2005 financial year totalled $10.21 billion, a decrease of $404.9 million (-3.8%) compared with 2004. A $240.5 million revenue increase at Quebecor Media did not entirely make up for a decrease at Quebecor World due mainly to the impact of conversion into Canadian dollars.1 Quebecor’s operating income declined $187.8 million (-10.9%) to $1.54 billion in 2005. A $36.4 million increase in operating income at Quebecor Media did not offset a $225.0 million (US$129.8 million) decrease at Quebecor World.

“Quebecor Media posted a very strong performance in 2005, spearheaded by surging results at Videotron driven by positive consumer response to its products, particularly the residential telephone service, market acceptance of which has exceeded all our expectations,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc. “However, Quebecor’s revenues and operating income were again negatively affected by softness in the print media markets in which Quebecor World operates. The impact was amplified by the conversion of Quebecor World’s results into Canadian dollars. In response to the difficult business environment, Quebecor World continued developing strategies to improve the performance of its facilities. It initiated investments that will amount to US$580.0 million to modernize its

[1]

The average exchange rate used for the translation of Quebecor World’s results into Canadian dollars was US$1.00 = $1.21 for 2005, compared with US$1.00 = $1.30 for 2004, producing an unfavourable foreign exchange variance estimated at $552.0 million in 2005.

manufacturing platform in North America and Europe, and pressed ahead with restructuring initiatives. It also completed the sale of its non-core North American Commercial group. Finally, on the financial front, Quebecor Media completed the refinancing of nearly all its Notes in January 2006. The process will reduce its annual interest expense by approximately $80.0 million.”

Quebecor generated net income of $69.7 million ($1.08 per basic share) in 2005, compared with $112.2 million ($1.74 per basic share) in 2004, a $42.5 million decrease. The recording of a $126.0 million unrealized gain on re-measurement of exchangeable debentures ($45.0 million unrealized gain in 2004) and decreases of $48.4 million in the amortization charge, $57.4 million in financial expenses and $38.1 million in reserves for restructuring did not entirely offset the negative impact of the recording of a write-down of goodwill in the amount of $287.1 million in respect of Quebecor World’s European operations and the recording by Quebecor Media of a loss on debt refinancing of $60.0 million, combined with a $187.8 million decrease in operating income. There was a favourable variance of $244.7 million in non-controlling interest, due primarily to the decrease in Quebecor World’s net income.

The $60.0 million loss on debt refinancing was recognized in connection with the refinancing of Quebecor Media Notes in January 2006, which will reduce Quebecor Media’s annual interest expense, as described in greater detail under “Financing” in the segmented analysis of Quebecor Media’s results below.

Excluding unusual items, which include the reserve for restructuring, impairment of assets and other special charges, the unrealized gain on re-measurement of exchangeable debentures, the loss on debt refinancing and the write-down of goodwill, all net of income tax and non-controlling interest, net income was $102.1 million in 2005 ($1.58 per basic share), compared with $114.1 million ($1.76 per basic share) in 2004, a decrease of $12.0 million ($0.18 per basic share).

Quebecor Media’s net income increased by $8.3 million (9.4%) from $88.2 million in 2004 to $96.5 million in 2005. The higher operating income and lower financial expenses outweighed the recording in 2005 of a $60.0 million loss on debt refinancing. Quebecor World’s net loss totalled US$202.2 million (US$1.53 per basic share) in 2005, compared with net income of US$106.2 million (US$0.80 per basic share) in 2004. The difference was due primarily to a US$243.0 million write-down of goodwill and the decrease in operating income.

Fourth quarter 2005

Quebecor’s fourth quarter 2005 revenues totalled $2.68 billion. The $218.0 million (-7.5%) decrease was due primarily to the unfavourable impact of the US$158.7 million (-8.7%) decline in Quebecor World’s revenues, which was not entirely offset by a $60.6 million (8.7%) increase in the revenues of Quebecor Media. Quebecor’s operating income decreased by $94.3 million (-18.7%) to $409.3 million. Quebecor World reported a US$79.8 million decrease in operating income, which was accentuated by the impact of conversion into Canadian dollars, while Quebecor Media’s operating income grew by $9.2 million (4.3%). Quebecor recorded net income of $14.5 million ($0.23 per basic share), compared with $59.4 million ($0.92 per basic share) in the same period of 2004, a decrease of $44.9 million ($0.69 per basic share).

Excluding unusual items, which include the reserve for restructuring, impairment of assets and other special charges, the unrealized gain on re-measurement of debentures, the loss on debt refinancing and the write-down of goodwill, all net of income tax and non-controlling interest, net income from continuing operations was $28.9 million in the fourth quarter of 2005 ($0.45 per basic share), compared with $52.4 million ($0.81 per basic share) in the same period of 2004, a decrease of $23.5 million ($0.36 per basic share).

Dividend

On February 16, 2006, the Company’s Board of Directors declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on March 28, 2006 to shareholders of record at the close of business on March 3, 2006.

Full financial information

For a detailed analysis of the results of Quebecor Inc. and its subsidiaries for the fourth quarter and financial year of 2005, please refer to the Management’s Discussion and Analysis and consolidated financial statements of Quebecor Inc. at http://www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx. A summary segmented analysis and definitions of operating income and of free cash flows from operations are provided below.

Conference call for investors and Webcast

Quebecor Inc. will hold a conference call to discuss its fourth quarter 2005 results on Thursday, February 16, 2006, at 4:00 pm EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052 or (403) 269-3852, access code 2358731#. A tape recording of the call will be available from February 16 through March 17, 2006, by dialling 1 877 293-8133 or (403) 266-2079, access code 305789#. The conference call will also be broadcast live on Quebecor’s Web site at http://www.quebecor.com/InvestorCenter/QIConferenceCall.aspx. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Forward-Looking Statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to important known and unknown risks, uncertainties and assumptions which could cause the Company’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for the Company’s products and pricing actions by competitors), risks associated with capital investment, environmental risks, risks associated with labour agreements, commodity risks (including fluctuations in the cost and availability of raw materials and equipment), credit risks, financial risks, government regulation risks and changes in the general economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com and www.quebecor.com including, in particular, the “Risks and Uncertainties” section of the Management’s

Discussion and Analysis of the Company for the year ended December 31, 2005 and updated information found in the Company’s quarterly Management’s Discussion and Analysis.

The forward looking statements in this press release reflect the Company’s expectations as of February 16, 2006 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

The Company

Quebecor Inc. (TSX: QBR.MV.A, QBR.SV.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is one of the largest commercial print media services companies in the world. Quebecor Media owns operating companies in numerous media-related businesses: Videotron Ltd., the largest cable operator in Québec and a major Internet Service Provider and provider of telephone services; Videotron Telecom Ltd., a provider of business telecommunications services; Sun Media Corporation, Canada’s largest national chain of tabloids and community newspapers; TVA Group Inc., operator of the largest French-language general-interest television network in Québec, a number of specialty channels, and the English-language general-interest station Sun TV; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; Nurun Inc., an important interactive technologies and communications agency in Canada, the United States and Europe; companies engaged in book publishing and magazine publishing; and companies engaged in the production, distribution and retailing of cultural products, namely Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and Le SuperClub Vidéotron ltée, a chain of video and video-game rental and retail stores. Quebecor Inc. has operations in 17 countries.

Information:

Jacques Mallette	Luc Lavoie
Executive Vice President and	Executive Vice President, Corporate Affairs
Chief Financial Officer	(514) 380-1974
(514) 380-1948	(514) 886-7665 (cell)
lavoie.luc@quebecor.com

SEGMENTED ANALYSIS AND DEFINITIONS

Quebecor World Inc.

Quebecor World reported revenues of US$6.28 billion in 2005, a decrease of US$56.2 million (-0.9%) from 2004. Excluding the favourable impact of the fluctuation of currencies other than the U.S. dollar (US$78.8 million), revenues decreased 2.1% in 2005. The decline was mainly due to lower volumes and continuing pricing pressures in North America and Europe.

Operating income was US$666.2 million in 2005, compared with US$796.0 million in 2004. The US$129.8 million (-16.3%) decrease was essentially due to sustained pricing pressures, lower volumes in some business groups, temporary operational inefficiencies related to the commissioning of new presses, and higher energy costs. The impact of these unfavourable factors was partially offset by savings from cost-containment measures and headcount reductions.

The cost of goods sold rose 2.1% in 2005 compared with 2004, primarily as a result of increased paper sales and higher expenses related to energy costs, which were not entirely offset by a US$102.0 million reduction in labour costs compared with 2004. Gross operating margins decreased from 19.6% in 2004 to 17.2% in 2005, partly as a result of the negative impact on margins of increased revenues from paper sales.

Selling, general and administrative expenses and securitization fees totalled US$420.6 million in 2005. The decrease of US$25.4 million (-5.7%) was mainly because of headcount reductions and lower travel and entertainment expenses, which outweighed the unfavourable impact of currency fluctuations and higher securitization fees.

Quebecor World carried out a number of restructuring initiatives in 2005, including a thorough review of the operations of the Corby (England) plant, the closing of a plant in Canada, downsizing at its Helio Corbeil plant (France) and other headcount reductions across the platform. Quebecor World recognized a reserve for restructuring, impairment of assets and other special charges of US$94.2 million in 2005. The restructuring initiatives introduced in 2005 have resulted or will result in the elimination of 1,131 positions (of which 951 were eliminated in 2005) and in the creation of 83 new positions. Also in 2005, Quebecor World carried out its action plan to dispose of the North American plants of its non-core Commercial group. The process generated proceeds on disposal totalling $137.0 million, including $103.7 million in cash, of which $19.8 million is receivable after December 31, 2005.

Quebecor World management continued developing strategies to improve the competitiveness and performance of its production facilities and reduce operating costs. In 2005, Quebecor World began implementing a retooling plan which entails investments of more than US$330.0 million. A first group of five more efficient presses was installed in North America in 2005. US$190.7 million was disbursed in 2005 under this program. Plans call for the installation of 10 additional presses in 2006. Quebecor World also announced an approximately US$250.0 million capital investment program in Europe (of which US$87.0 million was disbursed in 2005) to improve the platform’s competitive position, lower its cost base and provide better service to customers.

After completing its annual goodwill impairment test, Quebecor World recognized a non-cash charge of US$243.0 million (US$232.1 million after income tax) in respect of goodwill impairment at its European business group. Quebecor World’s European operations underperformed in 2005 and reported significantly weaker results than in 2004, particularly in France and the U.K. As reported below, Quebecor World has launched a major retooling plan in response to the difficult business environment.

Free cash flow from operations amounted to US$119.2 million in 2005, compared with US$319.4 million in 2004. The negative variance of US$200.2 million is due primarily to the US$129.8 million decrease in operating income and the US$261.4 million increase in additions to property, plant and equipment in North America. The net change in non-cash balances related to operations generated funds in the amount of US$10.1 million in 2005, whereas it used funds in the amount of US$159.3 million in 2004, a US$169.4 million improvement. Disposal of businesses contributed US$66.9 million to free cash flow from operations in 2005.

In the fourth quarter of 2005, Quebecor World’s revenues amounted to US$1.66 billion, a decrease of US$158.7 million (-8.7%) due to the negative impact of currency fluctuations, pricing pressures, decreased volumes and lower paper sales. It should be noted, however, that Quebecor World’s fourth quarter had 13 weeks in 2005 but 14 weeks in 2004, which accounts for, among other things, the lower volumes in North America. Excluding the impact of the extra week in 2004, volumes increased in North America. Operating income decreased by US$79.8 million (-32.67%) from US$244.8 million in the fourth quarter of 2004 to US$165.0 million in the fourth quarter of 2005, essentially as a result of continuing pricing pressures, temporary operational inefficiencies related to the commissioning of new presses in North America, and higher energy costs.

Stated in Canadian dollars, Quebecor World’s revenues decreased by $625.0 million (-7.6%) to $7.60 billion in 2005. Operating income totalled $806.5 million, a $225.0 million (-21.8%) decrease compared with 2004. For the fourth quarter of 2005, Quebecor World’s revenues, still in Canadian dollars, were $1.95 billion, a $272.5 million (-12.2%) decrease. Operating income decreased by $105.0 million (-35.1%) to $193.9 million. The decrease in revenues and operating income stated in U.S. dollars was amplified by the effect of currency translation into Canadian dollars in both the fourth quarter and the financial year 2005.

Outlook 2006

In 2006, Quebecor World anticipates its operations will continue to be affected by negative pricing pressures and previously announced volume reductions. While Quebecor World has made significant progress in replacing this volume, many of these new agreements only come into force in the later half of 2006 and in 2007. Quebecor World intends to address these challenges by continuing to implement cost containment measures. These measures include retooling plans for North America and Europe, additional restructuring initiatives and decommissioning of older presses resulting in a more efficient manufacturing platform. Quebecor World will also develop projects to help reduce energy consumption. Furthermore, Quebecor World will use its distinct competitive advantages to seek higher margin business. However, as this is a long-term process and as Quebecor World anticipates additional start-up related inefficiencies in upcoming quarters, the full effect of these efforts will be realized over time.

Quebecor Media Inc.

Quebecor Media’s revenues totalled $2.70 billion in 2005, compared with $2.46 billion in 2004, a $240.5 million (9.8%) increase. All segments posted higher revenues. Operating income increased by $36.4 million (5.2%) to $733.6 million.

In the fourth quarter of 2005, Quebecor Media’s revenues rose $60.6 million (8.7%) to $756.2 million and its operating income increased by $9.2 million (4.5%) to $213.4 million.

Cable segment

In 2005, the Cable segment generated revenues of $1.0 billion, compared with $871.6 million in 2004. The $130.4 million (15.0%) increase was essentially due to customer growth. The segment generated total operating income of $382.0 million in 2005, a $40.8 million (12.0%) increase due primarily to the higher revenues and the improved profitability of Videotron’s services as a result of increases in some rates.

During 2005, Videotron phased in a cable telephone service for residential customers. The popularity of its IP telephone service exceeded all expectations. Following the launch and the accompanying marketing campaign, Videotron grew its customer base by the following amounts:

➢	163,000 customers for its new cable telephone service

➢	135,400 more customers for cable Internet access, an annual growth record

➢	140,900 more customers for illico Digital TV, also an annual growth record

➢	53,500 more customers for all cable television services combined, the best performance since 1999.

Videotron twice increased download speeds on its basic cable Internet access service, first from 128 kbps to 300 kbps on March 7, 2005, and then from 300 kbps to 600 kbps on January 16, 2006. On the Extreme High Speed service, download speeds were increased from 6.5 mbps to 10 mbps on January 16, 2006.

Videotron’s net monthly ARPU (“average revenue per user”) increased by $5.36 (11.5%) to $51.86 in 2005, compared with $46.50 in 2004. Free cash flow from operations amounted to $163.9 million in 2005, compared with $189.0 million in 2004, a $25.1 million decrease due mainly to an increase in additions to property, plant and equipment as a result of investment in the network.

In the fourth quarter of 2005, the Cable segment recorded revenues of $278.0 million, an increase of $46.8 million (20.2%), and operating income of $99.9 million, an increase of $12.2 million (13.9%).

Newspapers segment

The revenues of the Newspapers segment increased by $27.5 million (3.1%) to $915.6 million in 2005. Advertising revenues grew by 4.5%, primarily as a result of higher total volumes. Distribution revenues also rose, while revenues from circulation and commercial printing decreased by 3.5% and 2.9% respectively.

Operating income decreased $5.6 million (-2.5%) to $222.2 million in 2005. The revenue growth did not entirely offset increases in operating costs, including labour, distribution, promotion and marketing costs. The operating losses of the free dailies rose by $1.8 million between 2004 and 2005. The increase in the operating loss attributable to the launch of 24 HoursTM in Vancouver in 2005 outweighed the decrease in the operating losses of the other free dailies.

Free cash flow from operations was $107.9 million in 2005, compared with $159.2 million in 2004. The $51.3 million decrease was essentially caused by an increase in additions to property, plant and equipment due to progress payments made to acquire six new presses to print products including Le Journal de Montréal, The Toronto Sun and The London Free Press.

In the fourth quarter of 2005, the revenues of the Newspapers segment decreased by $4.4 million (-1.8%) to $242.8 million. Operating income totalled $69.3 million, a $2.9 million (-4.0%) decrease. The free dailies increased their revenues by $0.7 million and reduced their operating losses by $1.7 million in the fourth quarter of 2005 in comparison with the third quarter.

Quebecor Media announced two major projects in 2005: an investment of more than $110.0 million to modernize the Journal de Montréal’s printing plant and relocate it to Saint-Janvier-de-Mirabel, north of Montréal, and another $110.0 million investment to build a new printing plant in the Toronto area, to be operated by a new entity co-owned by Quebecor Media and Quebecor World.

Broadcasting segment

The Broadcasting segment’s revenues increased by $43.4 million (12.1%) to $401.4 million in 2005. Revenues from broadcasting operations rose by $35.6 million (13.1%) due to higher advertising revenues, including revenues from the Sun TV television station, acquired at the end of December 2004, the LCN channel, and the new Mystère and ARGENT channels, as well as higher commercial production revenues. Distribution revenues rose by $8.5 million, primarily because of revenues generated by the video release of White Noise, the success of the theatrical release of the Québec feature C.R.A.Z.Y., and DVD releases. Publishing revenues increased by $0.9 million in 2005.

Operating income totalled $53.0 million in 2005, a decrease of $27.5 million (-34.2%) due mainly to the operating losses at Sun TV and the newly launched specialty channels Mystère and ARGENT, higher programming costs, and increased spending on content, advertising and marketing for the weekly magazines in response to more aggressive competition. Distribution operations generated $0.3 million in operating income in 2005, compared with a $1.8 million operating loss in 2004, a $2.1 million improvement.

In the fourth quarter of 2005, the Broadcasting segment’s revenues were $119.6 million, a $13.2 million (12.4%) increase. Operating income decreased by $8.7 million (-34.1%) to $16.8 million.

During the fall season, from September 5 to December 18, 2005, the TVA Network had 19 of the 20 top-rated shows in Québec. The Star Académie 2005 Sunday-evening galas attracted an average of 2,377,500 viewers. According to BBM People Meter survey results, the TVA Network had an audience share of 31% during the period; its audience share again exceeded that of its two main rivals, Radio-Canada (15%) and TQS (13%), combined.

Other segments of Quebecor Media Inc.

The results of the Leisure and Entertainment, Business Telecommunications, Interactive Technologies and Communications, and Internet/Portals segments are reported in the attached summary financial statements. Highlights of 2005 include:

➢

Leisure and Entertainment: Revenues up $13.7 million (5.7%) to $255.4 million; operating income up $4.3 million (18.9%) to $27.0 million. Archambault Group’s revenues grew by 3.3% million, mainly because of higher retail sales, while the Books division’s revenues increased by 17.6% due to the publication of a number of best-selling titles in 2005 and the strong results of academic publisher CEC Publishing.

➢

Business Telecommunications: Revenues up $23.5 million (29.9%) to $102.1 million; operating income up $8.7 million (38.5%) to $31.3 million. The increases were due primarily to the positive impact of the roll-out of residential telephone service, in conjunction with Videotron, and the outsourcing contract with Quebecor World.

➢

Interactive Technologies and Communications: Revenues up $13.2 million (25.4%) to $65.1 million due to the recruitment of new customers, increased sales to existing customers, and the contribution of newly acquired Atlanta-based Ant Farm Interactive LLC. Operating income up $1.6 million (69.6%) to $3.9 million. On January 23, 2006, Nurun announced the closing of the acquisition of China Interactive Limited, a Chinese interactive marketing firm.

➢	Internet/Portals: Revenues up $15.5 million (44.9%) to $50.0 million. Operating income more than doubled to $10.5 million; the $6.0 million (133.3%) increase was mainly due to revenue growth.

Financing

In January 2006, Quebecor Media refinanced almost the totality of its Notes. The Senior Notes and Senior Discount Notes that were refinanced were repurchased in two stages, the first block on July 19, 2005 and the second block on January 17, 2006. The refinancing will reduce Quebecor Media’s annual interest expense by approximately $80.0 million. In connection with the repurchase of Notes on July 19, 2005, a loss on settlement of debt of $41.0 million, net of income tax, was recognized in the third quarter of 2005. In connection with the repurchase of Notes on January 17, 2006, Quebecor Media will recognize in 2006 a loss on settlement of debt estimated at $206.0 million, net of income tax reductions. The losses include the amount by which the disbursements exceed the book value of the repurchased Notes and the related cross-currency swap agreements, and the write-down of deferred financial expenses.

Definitions

Operating Income

In its analysis of operating results, the Company defines operating income, as reconciled to net income under Canadian GAAP, as net income (loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gain on re-measurement of exchangeable debentures, net gain (loss) on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary, write-down of goodwill, gains (losses) on sales of businesses, shares of a subsidiary and other assets, income taxes, non controlling interest and the results of discontinued operations.

Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Our management believes that operating income is a meaningful measure of performance. The Company considers the media and printing segments as a whole and uses operating income in order to assess the performance of its investment in Quebecor World and Quebecor Media. Our management and Board of Directors use this measure in evaluating the Company’s consolidated results as well as results of the Company’s operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of the Company and of its segments. Operating income is also relevant because it is a significant component of the Company’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in the Company’s segments. Management evaluates the costs of such tangible and intangible assets through other financial measures such as capital expenditures and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies. When operating income (or loss) is reported, a table reconciling it with the closest GAAP measure is provided in the Management’s Discussion and Analysis.

Free cash flow from operations

We use free cash flow from operations as a measure of liquidity. Free cash flow from operations represents funds available for business acquisitions, the payment of dividends on equity shares and the repayment of long-term debt. Free cash flow from operations is not a measure of liquidity that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flow from operations is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our segments’ operations. This measure is unaffected by the capital structure of our segments. Our definition of free cash flow from operations may not be identical to similarly titled measures reported by other companies. When we discuss free cash flow from operations, we provide a reconciliation to the most directly comparable GAAP financial measure in the same section.

ARPU

Average monthly revenue per user, or ARPU, is an industry metric that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement under Canadian GAAP, and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate ARPU by dividing our combined cable television, Internet access and telephony revenues by the average number of our basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars, except for earnings per share data)

	Three months ended		Twelve months ended
	December 31		December 31

	2005	2004	2005	2004

	(unaudited)	(unaudited)	(audited)	(audited)

REVENUES
Printing	$1,953.9	$2,226.4	$7,602.5	$8,227.5
Cable	278.0	231.2	1,002.0	871.6
Newspapers	242.8	247.2	915.6	888.1
Broadcasting	119.6	106.4	401.4	358.0
Leisure and Entertainment	87.7	81.0	255.4	241.7
Business Telecommunications	29.4	22.5	102.1	78.6
Interactive Technologies and Communications	16.2	14.7	65.1	51.9
Internet/Portals	14.4	10.4	50.0	34.5
Head office and inter-segment	(61.8)	(41.6)	(185.6)	(138.5)

	2,680.2	2,898.2	10,208.5	10,613.4

Cost of sales and selling and administrative expenses	(2,270.9)	(2,394.6)	(8,666.4)	(8,883.5)
Amortization	(150.2)	(164.8)	(600.8)	(649.2)
Financial expenses	(110.5)	(134.5)	(463.3)	(520.7)
Reserve for restructuring of operations, impairment of assets and other special charges	(13.6)	(59.1)	(113.6)	(151.7)
Gain on re-measurement of exchangeable debentures	76.0	30.0	126.0	45.0
Loss on debt refinancing	—	(4.8)	(60.0)	(7.4)
(Loss) gain on sale of businesses and other assets	(5.2)	8.0	(5.1)	9.3
Write-down of goodwill	(287.1)	—	(287.1)	—

INCOME BEFORE INCOME TAXES	(81.3)	178.4	138.2	455.2

Income taxes:
Current	57.5	14.9	100.3	67.4
Future	(40.6)	29.4	(7.6)	63.0

	16.9	44.3	92.7	130.4

	(98.2)	134.1	45.5	324.8
Dividends on preferred shares of subsidiaries, net of income taxes	(12.1)	(12.9)	(48.6)	(48.7)
Non-controlling interest	128.1	(60.9)	79.7	(165.0)

INCOME FROM CONTINUING OPERATIONS	17.8	60.3	76.6	111.1
(Loss) income from discontinued operations	(3.3)	(0.9)	(6.9)	1.1

NET INCOME	$14.5	$59.4	$69.7	$112.2

EARNINGS PER SHARE
Basic
From continuing operations	$0.28	$0.93	$1.19	$1.72
From discontinued operations	(0.05)	(0.01)	(0.11)	0.02
Net income	0.23	0.92	1.08	1.74
Diluted
From continuing operations	0.27	0.92	1.18	1.71
From discontinued operations	(0.05)	(0.01)	(0.11)	0.02
Net income	0.22	0.91	1.07	1.73

Weighted average number of shares outstanding (in millions)	64.3	64.6	64.5	64.6
Diluted weighted average number of shares (in millions)	64.4	64.7	64.6	64.7

1

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION
(in millions of Canadian dollars)

	Three months ended		Twelve months ended
	December 31		December 31

	2005	2004	2005	2004

	(unaudited)	(unaudited)	(audited)	(audited)

Income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gain on re-measurement of exchangeable debentures, loss on debt refinancing, (loss) gain on sale of businesses and other assets and write-down of goodwill

Printing	$193.9	$298.9	$806.5	$1,031.5
Cable	99.9	87.7	382.0	341.2
Newspapers	69.3	72.2	222.2	227.8
Broadcasting	16.8	25.5	53.0	80.5
Leisure and Entertainment	11.6	8.1	27.0	22.7
Business Telecommunications	10.6	11.3	31.3	22.6
Interactive Technologies and Communications	0.8	0.8	3.9	2.3
Internet/Portals	3.8	1.2	10.5	4.5
General corporate revenues (expenses)	2.6	(2.1)	5.7	(3.2)

	$409.3	$503.6	$1,542.1	$1,729.9

Amortization
Printing	$86.1	$101.3	$368.9	$422.7
Cable	40.4	38.8	145.2	143.5
Newspapers	10.0	7.0	30.3	26.0
Broadcasting	3.7	3.1	13.7	11.9
Leisure and Entertainment	1.1	2.8	4.3	5.6
Business Telecommunications	8.6	8.4	34.5	33.6
Interactive Technologies and Communications	0.4	0.5	1.7	1.7
Internet/Portals	0.2	0.2	0.8	0.7
Head Office	(0.3)	2.7	1.4	3.5

	$150.2	$164.8	$600.8	$649.2

Additions to property, plant and equipment
Printing	$206.0	$35.6	$471.7	$172.8
Cable	57.3	29.4	191.8	123.1
Newspapers	37.8	6.4	74.0	18.8
Broadcasting	3.1	2.5	12.9	10.1
Leisure and Entertainment	3.1	1.3	7.9	3.3
Business Telecommunications	11.2	5.3	23.8	21.4
Interactive Technologies and Communications	0.3	0.3	1.4	1.2
Internet/Portals	0.1	0.4	0.7	0.8
Head office	0.3	8.9	6.0	10.9

	$319.2	$90.1	$790.2	$362.4

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of Canadian dollars)

	Three months ended		Twelve months ended
	December 31		December 31

	2005	2004	2005	2004

	(unaudited)	(unaudited)	(audited)	(audited)

Balance at beginning of period	$1,275.3	$1,178.5	$1,235.3	$1,128.3

Net income	14.5	59.4	69.7	112.2

	1,289.8	1,237.9	1,305.0	1,240.5

Dividends	(3.3)	(2.6)	(12.3)	(5.2)
Excess of purchase price over carrying value of
Class B Subordinate Shares acquired	(1.0)	—	(7.2)	—

Balance at end of period	$1,285.5	$1,235.3	$1,285.5	$1,235.3

2

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)

	Three months ended		Twelve months ended
	December 31		December 31

	2005	2004	2005	2004

	(unaudited)	(unaudited)	(audited)	(audited)

Cash flows related to operations:
Income from continuing operations	$17.8	$60.3	$76.6	$111.1
Adjustments for:
Amortization of property, plant and equipment	148.3	160.9	593.6	640.5
Amortization of deferred charges, other assets and write-down of goodwill	289.0	3.9	294.3	8.7
Amortization of deferred financing costs and long-term debt discount	16.9	15.0	66.1	61.9
Amortization of contract acquisition costs	8.6	9.1	32.6	34.1
Impairment of assets, non cash portion of restructuring and write-down of investments	6.2	41.8	65.4	102.6
Loss on ineffective derivative instruments and on foreign currency translation on unhedged long-term debt	(1.8)	4.1	3.5	6.1
Loss (gain) on sale of businesses, property, plant and equipment and other assets	4.6	(8.8)	2.2	3.0
Gain on re-measurement of exchangeable debentures	(76.0)	(30.0)	(126.0)	(45.0)
Loss on revaluation of the additional amount payable	3.9	12.2	10.1	26.9
Loss on debt refinancing	—	4.8	60.0	7.4
Future income taxes	(40.6)	29.4	(7.6)	63.0
Non-controlling interest	(128.1)	60.9	(79.7)	165.0
Other	1.9	3.6	6.1	7.7

	250.7	367.2	997.2	1,193.0
Net change in non-cash balances related to operations	298.9	291.2	(23.7)	(197.9)

Cash flows provided by continuing operations	549.6	658.4	973.5	995.1
Cash flows (used in) provided by discontinued operations	(25.4)	16.1	(25.3)	25.1

Cash flows provided by operations	524.2	674.5	948.2	1,020.2

Cash flows related to financing activities:
Net increase (decrease) in bank indebtedness	4.3	(2.3)	12.4	(5.0)
Net (repayments) borrowings under revolving bank facilities and commercial paper	(176.7)	(252.0)	(22.3)	73.0
Issuance of long-term debt, net of financing fees	—	389.2	200.9	389.2
Repayments of long-term debt and unwinding of hedging contracts	(10.2)	(329.0)	(342.2)	(658.4)
Net increase in prepayments under cross-currency swap agreements	—	(185.0)	(34.1)	(184.4)
Issuance of capital stock by subsidiaries	2.7	3.6	19.9	18.6
Repurchase of Class B Subordinate Shares	(1.3)	—	(9.8)	—
Dividends	(3.3)	(2.6)	(12.3)	(5.2)
Dividends paid to non-controlling shareholders	(26.7)	(14.6)	(83.5)	(73.1)
Other	(3.4)	0.2	(3.4)	0.6

Cash flows used in financing activities	(214.6)	(392.5)	(274.4)	(444.7)

Cash flows related to investing activities:
Business acquisitions, net of cash and cash equivalents	(24.7)	(99.6)	(177.2)	(172.5)
Proceeds from disposal of businesses, net of cash and cash equivalents	73.8	—	83.3	(7.8)
Additions to property, plant and equipment	(319.2)	(90.1)	(790.2)	(362.4)
Proceeds from disposal of derivative instruments	—	—	85.7	—
Net (increase) decrease in temporary investments	(40.5)	(36.1)	59.1	94.5
Decrease (increase) in cash and cash equivalents and temporary investments held in trust	0.1	(7.0)	(30.1)	(7.9)
Proceeds from disposal of assets	12.9	7.6	25.2	14.0
Other	(4.1)	(2.9)	(4.1)	(4.9)

Cash flows used in investing activities	(301.7)	(228.1)	(748.3)	(447.0)

Net increase (decrease) in cash and cash equivalents	7.9	53.9	(74.5)	128.5
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	8.7	(30.5)	25.2	(75.8)
Cash and cash equivalents at beginning of period	79.9	122.4	145.8	93.1

Cash and cash equivalents at end of period	$96.5	$145.8	$96.5	$145.8

Cash and cash equivalents consist of:
Cash	$23.8	$35.7	$23.8	$35.7
Cash equivalents	72.7	110.1	72.7	110.1

	$96.5	$145.8	$96.5	$145.8

Cash interest payments	$35.8	$16.5	$396.5	$405.5
Cash income tax payments (net of refunds)	(11.8)	5.6	59.3	90.3

3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)
(audited)

	December 31	December 31

	2005	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$96.5	$145.8
Cash and cash equivalents and temporary investments held in trust (market value of $49.3 million ($19.2 million in 2004))	49.3	19.2
Temporary investments (market value of $40.6 million ($99.7 million in 2004))	40.6	99.7
Accounts receivable	916.0	824.8
Income taxes	12.8	63.9
Inventories and investments in televisual products and movies	579.3	638.9
Prepaid expenses	45.0	51.9
Future income taxes	138.7	122.6

	1,878.2	1,966.8

LONG-TERM INVESTMENTS (market value of $223.4 million ($386.7 million in 2004))	332.5	352.6
PROPERTY, PLANT AND EQUIPMENT	4,318.0	4,388.4
FUTURE INCOME TAXES	57.6	81.0
OTHER ASSETS	492.3	561.5
GOODWILL	6,598.4	7,088.4

	$13,677.0	$14,438.7

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$13.6	$0.8
Accounts payable, accrued charges and deferred revenue	1,804.0	1,870.0
Income taxes	90.2	68.0
Dividend payable to non-controlling shareholders	27.2	—
Future income taxes	2.0	5.3
Additional amount payable	111.5	101.4
Current portion of long-term debt	17.6	16.7

	2,066.1	2,062.2

LONG-TERM DEBT	4,687.7	4,888.2
EXCHANGEABLE DEBENTURES	405.4	692.7
CONVERTIBLE NOTES	134.3	135.4
OTHER LIABILITIES	1,070.4	878.0
FUTURE INCOME TAXES	723.4	785.4
NON-CONTROLLING INTEREST	3,138.0	3,553.2

SHAREHOLDERS’ EQUITY:
Capital stock	346.6	349.2
Retained earnings	1,285.5	1,235.3
Translation adjustment	(180.4)	(140.9)

	1,451.7	1,443.6

	$13,677.0	$14,438.7

4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)

	Three months ended December 31		Twelve months ended December 31

	2005	2004	2005	2004

	(unaudited)	(unaudited)	(audited)	(audited)

REVENUES

Cable	$278.0	$231.2	$1,002.0	$871.6
Newspapers	242.8	247.2	915.6	888.1
Broadcasting	119.6	106.4	401.4	358.0
Leisure and Entertainment	87.7	81.0	255.4	241.7
Business Telecommunications	29.4	22.5	102.1	78.6
Interactive Technologies and Communications	16.2	14.7	65.1	51.9
Internet/Portals	14.4	10.4	50.0	34.5
Head Office and inter-segment	(31.9)	(17.8)	(88.7)	(62.0)

	756.2	695.6	2,702.9	2,462.4

Cost of sales and selling and administrative expenses	(542.8)	(491.4)	(1,969.3)	(1,765.2)
Amortization	(64.7)	(62.9)	(231.9)	(225.9)
Financial expenses	(68.3)	(86.6)	(285.3)	(314.6)
Reserve for restructuring of operations, impairment of assets and other special charges	0.2	(0.6)	0.2	(2.8)
Loss on debt refinancing	—	(4.8)	(60.0)	(4.8)
Gain on sale of businesses, shares of a subsidiary and other assets	—	8.0	0.1	9.3

INCOME BEFORE INCOME TAXES	80.6	57.3	156.7	158.4

Income taxes:
Current	6.2	11.5	19.0	20.9
Future	10.6	(12.4)	25.0	16.5

	16.8	(0.9)	44.0	37.4

	63.8	58.2	112.7	121.0
Non-controlling interest	(5.4)	(9.1)	(16.2)	(31.7)

INCOME FROM CONTINUING OPERATIONS	58.4	49.1	96.5	89.3
Loss from discontinued operations	—	—	—	(1.1)

NET INCOME	$58.4	$49.1	$96.5	$88.2

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENT INFORMATION
(in millions of Canadian dollars)

	Three months ended December 31		Twelve months ended December 31

	2005	2004	2005	2004

	(unaudited)	(unaudited)	(audited)	(audited)

Income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gain (loss) on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary, gain on sale of businesses and other assets and write-down of goodwill

Cable	$99.9	$87.7	$382.0	$341.2
Newspapers	69.3	72.2	222.2	227.8
Broadcasting	16.8	25.5	53.0	80.5
Leisure and Entertainment	11.6	8.1	27.0	22.7
Business Telecommunications	10.6	11.3	31.3	22.6
Interactive Technologies and Communications	0.8	0.8	3.9	2.3
Internet/Portals	3.8	1.2	10.5	4.5
General corporate revenue (expenses)	0.6	(2.6)	3.7	(4.4)

	$213.4	$204.2	$733.6	$697.2

Amortization
Cable	$40.4	$38.8	$145.2	$143.5
Newspapers	10.0	7.0	30.3	26.0
Broadcasting	3.7	3.1	13.7	11.9
Leisure and Entertainment	1.1	2.8	4.3	5.6
Business Telecommunications	8.6	8.4	34.5	33.6
Interactive Technologies and Communications	0.4	0.5	1.7	1.7
Internet/Portals	0.2	0.2	0.8	0.7
Head Office	0.3	2.1	1.4	2.9

	$64.7	$62.9	$231.9	$225.9

Additions to property, plant and equipment
Cable	$57.3	$29.4	$191.8	$123.1
Newspapers	37.8	6.4	74.0	18.8
Broadcasting	3.1	2.5	12.9	10.1
Leisure and Entertainment	3.1	1.3	7.9	3.3
Business Telecommunications	11.2	5.3	23.8	21.4
Interactive Technologies and Communications	0.3	0.3	1.4	1.2
Internet/Portals	0.1	0.4	0.7	0.8
Head Office	0.1	0.4	3.0	2.4

	$113.0	$46.0	$315.5	$181.1

CONSOLIDATED STATEMENTS OF DEFICIT
(in millions of Canadian dollars)

	Three months ended December 31		Twelve months ended December 31

	2005	2004	2005	2004

	(unaudited)	(unaudited)	(audited)	(audited)

Deficit at beginning of period	$2,511.5	$2,578.7	$2,529.6	$2,597.8

Net income	(58.4)	(49.1)	(96.5)	(88.2)

	2,453.1	2,529.6	2,433.1	2,509.6

Dividends	85.0	—	105.0	20.0

Deficit at end of period	$2,538.1	$2,529.6	$2,538.1	$2,529.6

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)

	Three months ended December 31		Twelve months ended December 31

	2005	2004	2005	2004

	(unaudited)	(unaudited)	(audited)	(audited)

Cash flows related to operations:
Income from continuing operations	$58.4	$49.1	$96.5	$89.3
Adjustments for:
Amortization of property, plant and equipment	63.1	59.1	225.3	218.1
Amortization of deferred charges and other assets	1.6	3.8	6.6	7.8
Amortization of deferred financing costs and long-term debt discount	16.0	13.9	62.7	56.9
(Gain) loss on ineffective derivative instruments and on foreign currency translation on unhedged long-term debt	(2.0)	7.1	4.4	8.0
Loss on revaluation of the additional amount payable	3.9	12.2	10.1	26.9
(Gain) loss on disposal of businesses, plant, property and equipment and other assets	(1.3)	(8.4)	(1.7)	3.1
Loss on debt refinancing	—	4.8	60.0	4.8
Future income taxes	10.6	(12.4)	25.0	16.5
Non-controlling interest	5.4	9.1	16.2	31.7
Other	(0.4)	(2.4)	(1.5)	(1.8)

	155.3	135.9	503.6	461.3

Net change in non-cash balances related to operations (net of effect of business acquisitions and disposals)	66.2	101.1	(32.2)	38.6

Cash flows provided by continuing operations	221.5	237.0	471.4	499.9
Cash flows provided by discontinued operations	—	—	—	0.6

Cash flows provided by operations	221.5	237.0	471.4	500.5

Cash flows related to financing activities:
Net increase (decrease) in bank indebtedness	3.4	(1.3)	12.3	(4.2)
Net (repayments) borrowing under revolving bank facilities	(2.4)	35.0	72.2	(86.4)
Issuance of long-term debt, net of financing fees	—	389.5	200.9	389.5
Repayments of long-term debt including unwinding of hedging contracts	(0.9)	(318.9)	(318.9)	(384.9)
Net increase in prepayments under cross-currency swap agreements	—	(185.0)	(34.1)	(184.4)
Dividends	(25.0)	—	(45.0)	(20.0)
Dividends paid to non-controlling shareholders	(1.3)	(1.1)	(5.2)	(5.0)
Issuance of capital stock by subsidiaries	—	—	—	2.6
Other	(0.1)	—	(3.6)	—

Cash flows used in financing activities	(26.3)	(81.8)	(121.4)	(292.8)

Cash flows related to investing activities:
Businesses acquisitions, net of cash and cash equivalents	(24.7)	(45.8)	(110.5)	(112.5)
Proceeds from disposal of businesses, net of cash and cash equivalents	—	—	4.3	(7.8)
Additions to property, plant and equipment	(113.0)	(46.0)	(315.5)	(181.1)
Net (increase) decrease in temporary investments	(40.5)	(36.1)	59.1	94.5
Proceeds from disposal of assets	2.4	2.8	5.5	7.5
Increase in advances receivable from parent company	(15.9)	—	(15.9)	—
Proceeds from disposal of tax deductions to the parent company	15.9	—	15.9	—
Other	(1.0)	(1.2)	(3.6)	(3.7)

Cash flows used in investing activities	(176.8)	(126.3)	(360.7)	(203.1)

Net increase (decrease) in cash and cash equivalents	18.4	28.9	(10.7)	4.6
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.2)	0.4	(0.7)	0.6
Cash and cash equivalents at beginning of period	79.2	79.5	108.8	103.6

Cash and cash equivalents at end of period	$97.4	$108.8	$97.4	$108.8

Cash and cash equivalents consist of:
Cash	$14.9	$8.0	$14.9	$8.0
Cash equivalents	82.5	100.8	82.5	100.8

	$97.4	$108.8	$97.4	$108.8

Cash interest payments	$5.9	$28.9	$230.5	$239.6
Cash income tax payments (net of refunds)	2.5	0.4	13.5	8.8

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)
(audited)

	December 31	December 31

	2005	2004

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$97.4	$108.8
Temporary investments (market value of $40.6 million ($99.7 million in 2004))	40.6	99.7
Accounts receivable	415.7	342.9
Income taxes	9.3	24.2
Advances receivable from parent company and companies under common control	15.6	—
Inventories and investments in televisual products and movies	155.5	134.7
Prepaid expenses	22.4	21.4
Future income taxes	98.7	70.6

	855.2	802.3

LONG-TERM INVESTMENTS (market value of $11.2 million ($13.0 million in 2004))	11.2	13.0
PROPERTY, PLANT AND EQUIPMENT	1,631.5	1,522.1
FUTURE INCOME TAXES	57.5	80.8
OTHER ASSETS	248.2	240.0
GOODWILL	3,871.9	3,851.0

	$6,675.5	$6,509.2

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$12.7	$—
Accounts payable and accrued charges	608.8	546.2
Deferred revenue	155.2	143.7
Income taxes	13.4	13.4
Dividends payable	60.0	—
Advances payable to parent company and companies under common control	—	16.7
Additionnal amount payable	111.5	101.4
Current portion of long-term debt	2.7	2.8

	964.3	824.2

LONG-TERM DEBT	2,530.5	2,546.0
OTHER LIABILITIES	359.3	297.0
FUTURE INCOME TAXES	227.0	189.4
NON-CONTROLLING INTEREST	144.3	192.7

SHAREHOLDERS’ EQUITY
Capital stock	1,773.7	1,773.7
Contributed surplus	3,216.8	3,216.8
Deficit	(2,538.1)	(2,529.6)
Translation adjustment	(2.3)	(1.0)

	2,450.1	2,459.9

	$6,675.5	$6,509.2

1

Supplementary Disclosure

Quarter / 12-Month Period
Ended December 31, 2005

Safe Harbor Act

Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the Company’s public filings with the Securities Exchange Commission.

For additional information, please contact Mark D’Souza, Vice President, Finance, at (514) 380-1912 or Jean-François Pruneau, Treasurer, at (514) 380-4144

QUEBECOR MEDIA INC.

Supplementary Disclosure December 31, 2005 Debt Schedule

		(in millions)

Quebecor Media
Revolving Credit Facility due 2007 (Availability: $75)		—
Senior Notes/Senior Discount Notes due 2011		$988.1

		988.1

Vidéotron
Revolving Credit Facility due 2009 (Availability: $450)		—
6 7/8% Senior Notes due 2014		769.2
6 3/8% Senior Notes due 2015		202.5

		971.7

Sun Media
Revolving Credit Facility due 2008 (Availability: $75)		0.0
Term Loan due 2009		231.1
7 5/8% Senior Notes due 2013		235.2

		466.3

TVA		107.1

Other		12.7

Total Quebecor Media		$2,545.9

Additional Amount Payable (Vidéotron Telecom)		111.5
Cross-Currency Derivative Instruments (FX Rate Differential) (1)		528.0
Non-amortized Portion of Swap Prepayments (1)		(286.6)

Cash-on-Hand
Quebecor Media		138.0
Vidéotron	$66.6
Sun Media	22.8
Quebecor Media Parent	1.2
Other (subsidiaries not 100% owned)	47.4

		$138.0

(1)	Classified under “Other assets” or “Other liabilities” in Quebecor Media’s financial statements

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CABLE

Supplementary Disclosure December 31, 2005 Operating Results

	2005				2004

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31

Homes Passed (‘000)	2,419	2,412	2,402	2,391	2,383
Basic Customers (‘000) (1)	1,506	1,472	1,443	1,455	1,453
Basic Penetration	62.3%	61.0%	60.1%	60.9%	61.0%
Extended Tier Customers (‘000)	1,250	1,214	1,185	1,191	1,190
Extended Tier Penetration	83.0%	82.5%	82.1%	81.9%	81.9%
Digital Set-Top Boxes (‘000)	538	474	420	388	362
Digital Customers (‘000)	475	425	381	355	334
Digital Penetration	31.5%	28.9%	26.4%	24.4%	23.0%
HSD Customers (‘000)	638	588	548	530	503
HSD Penetration	42.4%	39.9%	38.0%	36.4%	34.6%
Telephony Customers (‘000)	163	96	42	15	Service launched
Telephony Penetration	10.8%	6.5%	2.9%	1.0%	in 2005

(1)	Restated

	4th Quarter			Full Year

	2005	2004	VAR	2005	2004	VAR

(in millions)

Revenues	$278.0	$231.2	20.2%	$1,002.0	$871.6	15.0%
Cable	160.8	148.3	8.4%	618.3	576.8	7.2%
Internet	73.2	59.9	22.2%	270.8	222.5	21.7%
Other	44.0	23.0	91.3%	112.9	72.3	56.2%

EBITDA	$99.9	$87.7	13.9%	$382.0	$341.2	12.0%
EBITDA Margin (%)	35.9%	37.9%		38.1%	39.1%

CAPEX (NCTA Standard Reporting Categories)
Customer Premise Equipement	$28.5	$8.9		$92.6	$36.5
Scalable Infrastructure	11.3	10.3		39.7	39.4
Line Extensions	4.3	3.7		16.6	14.2
Upgrade / Rebuild	7.4	3.7		21.4	20.3
Support Capital	4.4	2.0		17.9	10.6

Total - NCTA Classification	$56.0	$28.6	96.0%	$188.1	$121.1	55.3%
Other	1.3	0.8		3.7	2.0

Total - Capital Expenditures	$57.3	$29.4	95.1%	$191.8	$123.1	55.8%

2-Way Capability	98%	97%		98%	97%
Cable ARPU	$35.98	$34.15		$35.23	$33.56
Total ARPU	$55.09	$47.93		$51.86	$46.50

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NEWSPAPERS

Supplementary Disclosure December 31, 2005 Operating Results

	4th Quarter			Full Year

	2005	2004	VAR	2005	2004	VAR

Linage (‘000)
Urban Dailies	49,504	49,466	0.1%	179,828	173,818	3.5%

(in millions)

Revenues	$242.8	$247.2	-1.8%	$915.6	$888.1	3.1%
Advertising	173.1	174.4	-0.7%	647.2	619.2	4.5%

Urban Dailies (1)	$174.9	$179.1	-2.3%	$657.9	$645.4	1.9%
Community Newspapers (1)	67.9	68.1	-0.3%	257.7	242.7	6.2%

EBITDA	$69.3	$72.2	-4.0%	$222.2	$227.8	-2.5%
EBITDA Margin (%)	28.5%	29.2%		24.3%	25.7%

Change in Newsprint Expense			-5.5%			-0.5%

(1)	Excluding transactions between Urban Dailies and Community Newspapers

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QUEBECOR MEDIA INC.

Supplementary Disclosure December 31, 2005 Shares Held in Subsidiaries

	Number of Shares Owned		% Equity		% Voting

TVA	12,227,271		45.2%		99.9%

Canoë	651	(1)	92.5	%(2)	100.0	%(2)

Nurun (3)	19,076,605		57.9%		57.9%

(1)	Excluding 104 shares that are held by TVA

(2)	% Equity and % Voting include Quebecor Media’s interest in the 104 shares that are indirectly held by TVA

(3)	Excluding 500,000 shares held by Quebecor World

/5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Claudine Tremblay

By:	Claudine Tremblay
Senior Director, Corporate Secretariat
and Assistant Corporate Secretary

Date: February 17, 2006